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Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Mail Stop 3561

Attention:	Mr. John Reynolds Assistant Director

Re:	Comment Letter dated August 28, 2009

Aracruz Celulose S.A.

Form 20-F for Fiscal Year Ended December 31, 2008

Filed June 30, 2009

File No. 001-11005

Dear Mr. Reynolds:

By letter dated August 28, 2009 (the “Second Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) reissued a comment to the annual report on Form 20-F filed on June 30, 2009 (the “2008 Form 20-F”) by Aracruz Celulose S.A. (“Aracruz”), which comment was originally issued in a letter from the Staff dated August 7, 2009 (the “Original Comment Letter”).

On behalf of Aracruz, we are responding below to the comment reissued in the Second Comment Letter. Because the Staff’s comment raises fundamental questions as to the availability of exemptions from registration under the federal securities laws, which, we believe, are inconsistent with the general understanding of the

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

securities bar advising foreign private issuers on these matters, we have addressed these questions at greater length than we would normally do in a response letter. Discussions in this response letter relating to matters of Brazilian law are based on the advice of Motta, Fernandes Rocha Advogados, Brazilian counsel to Aracruz and Votorantim Celulose e Papel S.A. (“VCP”) as to those matters. Capitalized terms used but not defined in this response letter have the meanings set forth in our response letter, dated August 17, 2009, to the Original Comment Letter. For your convenience, we have reproduced below in bold the Staff’s comment in the Second Comment Letter and have provided our response immediately below such comment.

Form 20-F for Fiscal Year Ended December 31, 2008

General

1. We note from your response to comment one from our letter dated August 7, 2009 that “no offer is being made to [the ADS holders] in the Stock Swap Merger,” and that you appear to base your analysis primarily on the lack of a voting decision being made by the Class B Preferred Shares underlying the ADSs. You also state that “[h]owever, VCP shares … will be issued to holders of Aracruz shares and ADSs if the stock swap merger is approved.” It is unclear why you believe that no “offer,” “offer to sell,” or “sale” would occur within the meaning of Section 2(a)(3) of the Securities Act, given that the ADS holders would receive securities representing interests in the combined entity in exchange for their existing security interests in Aracruz. It appears that the transaction involves the disposition of securities for value. Accordingly, we reissue our prior comment.

1.	As set forth in our response to the Original Comment Letter, the offer, sale and delivery of VCP shares to holders of Aracruz common and preferred shares trading on the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa) pursuant to the stock swap merger of Aracruz with VCP (the “VCP-Aracruz Stock Swap Merger” or the “Merger”) is exempt from registration pursuant to Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s Second Comment Letter asks us to set forth reasons why the distribution of the VCP common shares underlying the VCP ADSs to be distributed to the Aracruz ADS holders in connection with the VCP-Aracruz Stock Swap Merger is not a registrable event under the Securities Act (the ADSs that will be issued to evidence such VCP common shares have been registered separately on Form F-6 under the Securities Act).

2.

As explained in the 2008 Form 20-F and the Form 6-Ks furnished by VCP and Aracruz to the Commission on July 29, 2009 (collectively, the “July Form 6-Ks”), the Aracruz ADSs represent a class of securities (Aracruz preferred non-

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

voting stock) which, under the Brazilian Corporation Law (the “BCL”), neither had a right to vote nor appraisal rights in connection with the VCP-Aracruz Stock Swap Merger. Therefore, in addition to not having a vote at the meeting which approved the VCP-Aracruz Stock Swap Merger, the Aracruz preferred shareholders (including those shareholders who held their Aracruz preferred shares in the form of Aracruz ADSs) did not have any investment decision to make in connection with the Merger, and no solicitation or other offer to them was made.

3.	Therefore, insofar as the VCP-Aracruz Stock Swap Merger might involve a disposition of securities for value, the distribution of VCP shares that will be made to Aracruz preferred stockholders in Brazil will be made exclusively by operation of law, namely the BCL, and not as a result of any offer that has been made to them, since only Aracruz common stockholders had the right to vote and appraisal rights with respect to the Merger. The distribution is the result of an offer, but under the BCL the offer was made exclusively to the holders of Aracruz common stock, almost none of which (if any) were U.S. holders on or about the day on which the VCP-Aracruz Stock Swap Merger was announced. As cited above and as set forth in our response to the Original Comment Letter, this offer was made in an offshore transaction in Brazil only, in accordance with Regulation S and thus exempt from the registration requirements of the Securities Act.

4.	However, the Staff has now raised the question that the distribution of VCP ADSs to holders of Aracruz ADSs may, in and of itself, constitute a “sale” within the meaning of Section 2(a)(3) (and therefore an “offer,” even though no solicitation was made to holders of Aracruz ADSs and they did not have an investment decision in connection with the Merger), given that such distribution against the exchange of Aracruz ADSs resulting from the Merger may constitute a disposition for value.

5.	We note that, in preparing our response to the Second Comment Letter, we have considered the discussion of short form mergers contained in Securities Act Release No. 5316, October 6, 1972 (the “1972 Release”), in connection with the adoption of Rule 145 (“Rule 145”) under the Securities Act. However, as explained in more detail below, we understand that the October 22, 1999 adopting release (Securities Act Release No. 7759 (the “1999 Release”)) for Rule 801 (“Rule 801”) and Rule 802 (“Rule 802” and, together with the Rule 801, “Rules 801 and 802”) under the Securities Act, constitutes the Commission’s most current guidance on the distribution of merger consideration to U.S. holders in the context of non-voluntary business combinations of foreign private issuers, such as the VCP-Aracruz Stock Swap Merger.

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

6.	When adopting Rules 801 and 802, the Commission noted, in the 1999 Release, that U.S. holders were often being excluded from tender and exchange offers, business combinations and rights offerings involving foreign private issuers in order to avoid the registration of these transactions under the Securities Act.

7.

As a result, in 1999 and almost 30 years after the 1972 Release, the Commission approved Rules 801 and 802, which provided a series of registration exemptions for certain cross-border tender and exchange offers and business combinations in an attempt to reduce exclusions of U.S. holders from these transactions. In the 1999 Release, the Commission noted that this exclusionary practice with respect to U.S. holders deprived them from an important opportunity to receive a premium for their securities in the context of an acquisition or from buying securities at a discount in the context of a rights offering.[1]

8.	The 1999 Release also noted that in some cases, even where the corporate law statutes of foreign countries contained requirements for the equal treatment of all holders, exceptions had been made in those countries to allow the exclusion of U.S. holders because of the impracticalities of registration.

[1]	The Commission’s concerns voiced in the 1999 Release were reiterated in Securities Act Release No. 8957, October 9, 2008 (the “2008 Release”), which discusses certain amendments approved to Rules 801 and 802 expanding the registration exemptions for cross-border tender and exchange offers and business combinations in order to avoid the undesired exclusion of U.S. holders from these transactions.

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

9.

Also in the context of providing appropriate means for the exclusion of U.S. ADS holders when registration would otherwise be required, deposit agreements for ADS programs commonly contained, and still contain, special provisions such as those set forth in Sections 4.4(c) and 4.5(c) of the Deposit Agreements for the ADS programs of both Aracruz and VCP.[2] Such provisions effectively permit foreign private issuers to completely exclude U.S. ADS holders from a business combination by allowing such issuers to instruct the depositary from refraining to make a distribution of merger consideration to ADS holders. Those requests are typically made if such distributions may trigger a registration obligation in the United States. Indeed, although these deposit agreements still provide foreign private issuers with the flexibility of requesting the depositary to sell merger consideration receivable in a business combination of foreign private issuers in order to avoid the registration of such transactions, such practice is precisely the result the Commission was attempting to discourage with the 1999 Release, as further discussed below.

10.	Specifically with respect to the business combinations of foreign companies, the 1999 Release provided important guidance from the Commission, as cited below, on the mandatory nature of those transactions and the need to permit U.S. holders to gain access to merger consideration that is distributed as part of those transactions:

[2]	Section 4.4(c):

There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive or exercise rights on the same terms and conditions as the holders of Shares or be able to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

Section 4.5(c):

If the Company does not request the Depositary to make such distribution to Holders or requests not to make such distribution to Holders, […] the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem practicable and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders as of the ADS Record Date upon the terms of Section 4.1. If the Depositary is unable to sell such property, the Depositary may dispose of such property for the account of the Holders in any way it deems reasonably practicable under the circumstances.

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

Business combinations present different issues from tender or exchange offers because participation by U.S. holders is not voluntary. In order to attempt to avoid U.S. jurisdiction, offerors often do not provide U.S. investors an opportunity to vote on the transaction. It is neither practicable nor desirable to treat U.S. holders differently from other security holders when their company is merged out of existence. No special precautions should be taken to prevent U.S. holders from receiving the merger consideration in a business combination involving a foreign company merely because the proxy statement/prospectus was posted on a web site available in the United States.

11.	When Rules 801 and 802 were approved, the Commission had to provide new guidance with respect to the delivery of merger consideration to U.S. holders that was compatible with the then new exemptions from registration that were being extended to foreign private issuers in connection with their business combinations. In so doing, the Commission could have limited its guidance to offers that satisfied the Rule 801 and 802 limitations but chose not to do so; the Commission was aware that business combinations were being effected pursuant to Regulation S in situations where Rule 802 would not be available and was concerned that U.S. holders were being precluded from receiving merger consideration when offers were made in offshore transactions to non-U.S. persons.

12.	With the 1999 Release, the Commission, for policy reasons, acknowledged, in particular in the excerpt quoted above, that the delivery of merger consideration to U.S. holders should be permitted in business combinations of foreign private issuers, where no solicitation or investment decision by such holders was involved. By adopting the above cited guidance, it is evident that the Commission had weighed two important priorities involving mandatory business combinations of foreign private issuers: the possibility of total exclusion of U.S. holders from such transactions (both from an investment decision point of view, as well as from the receipt of merger consideration) as opposed to registration under the Securities Act. In so doing, the excerpt cited above shows that the Commission chose to prefer the delivery of merger consideration in cases where Rule 802 was available to solicit U.S. holders as well as in cases where U.S. holders would be excluded from making any investment decision, over the risk of total exclusion of U.S. holders resulting from a registration obligation that would otherwise have been imposed solely under the Commission’s earlier guidance from the almost 30-year old 1972 Release.

13.

As a result, we understand that with the 1999 Release the Commission intentionally changed its prior position on short form mergers contained in the 1972 Release, as the latter might have otherwise been applicable to mandatory business combinations of foreign private issuers, particularly where U.S. holders

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

do not have any investment decision with respect to the transaction and no solicitation or offer of securities is made to them. Therefore, we understand that with the above cited quotation the Commission’s 1999 Release specifically superseded the 1972 Release with respect to the delivery of merger consideration in mandatory business combinations of foreign private issuers.

14.	The authority for the distribution of merger consideration under the 1999 Release does not preclude reliance on other available exemptions than those provided under Rules 801 and 802 and which might be available to a foreign private issuer in order for it to make an offer to holders of a class of subject securities not underlying ADSs and who may have an investment decision in a business combination of foreign private issuers. This was the case in the VCP-Aracruz Stock Swap Merger given that Regulation S was relied upon to make an offer to holders of Aracruz common shares in an offshore transaction exempt under Regulation S from the registration requirements of the Securities Act. To that end, even if another exemption might apply to the Merger (including that provided under Rule 802), VCP and Aracruz were under no obligation to find more than one exemption from registration to avoid having to register the Merger. The 1999 Release makes this clear in its footnote no. 49:

As we stated in the proposing release, the exemptions adopted today under new Rules 801 and 802 are non-exclusive. An issuer making an offering in reliance on either of the rules may claim any other available exemption under the Securities Act. Securities issued under new Rules 801 or 802 would not be integrated with any other exempt offerings by the issuer.

15.	In conclusion, the distribution of VCP ADSs to holders of Aracruz ADSs in the context of the VCP-Aracruz Stock Swap Merger is not a registrable event under the Securities Act not only because the Aracruz preferred shareholders were not entitled to a vote on the transaction, but because they also had no appraisal rights under the BCL and, therefore, no investment decision to make with respect to this transaction. More importantly, in its 1999 Release the Commission acknowledged that business combinations of foreign private issuers are not necessarily voluntary to U.S. holders and that, therefore, target shareholders, including U.S. holders, could properly receive merger consideration distributed exclusively by operation of applicable corporation law (as opposed to distributions resulting from solicitations or offers that had been made to them). In that respect, as applied to business combinations of foreign private issuers, the Commission’s guidance under the 1999 Release supersedes the 1972 Release. Therefore, specifically in such business combinations, U.S. holders are not prevented, as a result of the 1999 Release, from receiving merger consideration, particularly when no solicitation or offer has been made to them.

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

16.	As explained in the July Form 6-Ks and in Form 6-Ks furnished by VCP and Aracruz to the Commission on August 27, 2008, the shareholders’ meetings of VCP and Aracruz that approved the VCP-Aracruz Stock Swap Merger were concluded on August 26, 2009, and a 30-day waiting period under the BCL has started to run to allow holders of Aracruz common shares to exercise appraisal rights under the BCL. Consequently, the Merger is expected to be consummated shortly after September 28, 2009.

17.	With that in mind, we appreciate in advance your time and attention to our response and hope that we can resolve this comment as soon as possible to allow for a timely consummation of the VCP-Aracruz Stock Swap Merger. Should you have any additional questions or concerns regarding our response, please contact me at your earliest convenience at +55 11 3708-1830.

Very truly yours,

/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Encl.

cc:	Mr. Carlos Augusto Lira Aguiar (Aracruz Celulose S.A.)

Mr. Marcos Grodetsky (Aracruz Celulose S.A.)

Mr. José Luiz Braga (Aracruz Celulose S.A.)

Mr. Luiz Leonardo Cantidiano (Motta Fernandes Rocha Advogados)

Mr. Herman H. Raspé (Patterson Belknap Webb & Tyler LLP)

Mr. Robert M. Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP)